SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace London, W2 6LG, United Kingdom (Address of principal executive offices)	Level 33, 120 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5
Exhibit 99.6
Exhibit 99.7
Exhibit 99.8
Exhibit 99.9
Exhibit 99.10
Exhibit 99.11

EXHIBITS

99.1	2 February 2010	Divestment Rio Tinto completes sale of majority of Alcan Packaging businesses to Amcor for US $1,948 million.

99.2	9 February 2010	Board Rio Tinto announces appointment of board directors Ann Godbehere and Robert Smith.

99.3	11 February 2010	Annual Results Rio Tinto announces underlying earnings of US $6.3 billion.

99.4	11 February 2010	Annual Results Presentation.

99.5	11 February 2010	Annual Results Transcript of presentation with Q&As.

99.6	11 February 2010	Annual Results Presentation for Analyst forums.

99.7	11 February 2010	Annual Results Transcript of North American presentation with Q&As.

99.8	11 February 2010	Economic outlook Outlook for metals and minerals in 2010.

99.9	11 February 2010	Detention of employees Update 5 on the detention of employees in Shanghai

99.10	22 February 2010	New operation Rio Tinto opens new iron ore mine in the Pilbara’s Robe Valley.

99.11	23 February 2010	Mine of the future Rio Tinto expands Mine of the Future programme and selects partners for rapid construction of deep underground mines.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)			Rio Tinto Limited (Registrant)

By	/s/ Ben Mathews		By	/s/ Ben Mathews

	Name	Ben Mathews		Name Ben Mathews
	Title	Secretary		Title Assistant Secretary

	Date	4 March 2010		4 March 2010